Exhibit 17.1

Subsidiary Guarantors and Issuers of Guaranteed Securities

Each of the following securities issued by América Móvil, S.A.B. de C.V. (América Móvil) is unconditionally and fully guaranteed, jointly and severally by Radiomóvil Dipsa, S.A. de C.V (Telcel), a wholly owned subsidiary of América Móvil:

•	€750 million 4.75% Senior Notes due 2022

•	UDI 743.5 million 0% Notes due 2025

•	£650 5.75% million Senior Notes due 2030

•	US$1,000 million 6.375% Notes due 2035

•	UF 5 million 3.9608% Notes due 2035

•	Ps.8,000 million 8.46% Senior Notes due 2036

•	US$400 million 6.125% Notes due 2037

•	¥13,000 million 2.95 Senior Notes due 2039

•	US$2,000 million 6.125% Senior Notes due 2040